3571 E Sunset Road, Las Vegas, NV 89120 Phone 702-436-7007 Fax 702-436-7008

October 11, 2006	Sent via Fax (202) 772-9209
and U.S. Mail

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:	Thomas Flinn, Staff Accountant

Re:	Global Links Corp.
Form 10-KSB for the fiscal year ended December 31, 2004
Form 10-QSB for the fiscal quarter ended March 31, 2005
Form 10-QSB for the fiscal quarter ended June 30, 2005
File No. 0-29987

Dear Mr. Flinn:

On behalf of Global Links Corp. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of September 1, 2005.

Form 10-KSB for Fiscal Year Ended December 31, 2004

SEC COMMENT:

1.	Please have your accountant sign her report.

MANAGEMENT RESPONSE:

1.
We noted that the opinion provided to us by our auditor did contain the date. However, the date was not copied into the Form 10-QKB/A by us prior to filing. Please see Exhibit I for a copy of the signed dated opinion.

SEC COMMENT

2.	Please have your accountant clarify the scope and opinion of her audit report to address the following comments:

•	We note that the scope of the audit covered the 2003 balance sheet but the opinion only covered the 2004 financial statements.
•	It is unclear whether the reference to “…the period then ended…” means the years ended December 31, 2004 and 2003.
•	The inception date of the Company disclosed is the first paragraph is inconsistent with the cumulative financial information reported on the financial statements.

MANAGEMENT RESPONSE

2.
Please see the revised auditor’s opinion in Exhibit I. The inception date was incorrectly reported in the auditor’s opinion on the 10-KSB for the year ended December 31, 2004. Subsequently, this error has been corrected in the most recent 10-KSB filing for the year ended December 31, 2005.

EXHIBIT 1

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Global Links Corp.:

We have audited the accompanying consolidated balance sheets of Global Links Corp. (a Development Stage Enterprise) as of December 31, 2004 and 2003, and the related consolidated statements of operations, consolidated stockholders’ equity, and consolidated cash flows for the periods then ended and the period March 28, 2002 (date of inception) through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Links Corp. (a Development Stage Enterprise) as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended and for the period March 28, 2002 (inception) through December 31, 2004, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Footnote 3 to the financial statements, the Company has limited operations and has not established a source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Footnote 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Lynda R. Keeton CPA, LLC

Lynda R. Keeton CPA, LLC
Las Vegas, NV

April 14, 2005

Note 2 - Summary of Significant Accounting Policies

SEC COMMENT

3.
Please explain to us your accounting policy for acquisition, development and construction costs associated with your real estate projects and how your policy complies with SFAS 67. Also tell us how you considered the disclosure requirements of APB 22 relating to this accounting policy.

MANAGEMENT RESPONSE

3.
As per SFAS 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects”, the Company is capitalizing these costs. The Company capitalizes direct costs of acquiring the land plus certain costs incurred before and after the acquisition. Pre-acquisition costs, including but not limited to options to acquire land, are capitalized when all relevant conditions under SFAS 67 are met.

Accounting for the real estate development costs of the community in Kingman, Arizona will be allocated to the sale of individual units or land parcels. Furthermore, general and administration expenses are being treated as expense items and recorded as they occur.

The Company has made the necessary disclosure in our 10-KSB for the year ended December 31, 2005 (See Note 2 - Summary of Significant Accounting Policies - Acquisition, Development and Construction Costs) to disclose the above accounting policy to comply with APB 22,“Disclosure of Accounting Policies”.

Note 3 - Going Concern

SEC COMMENT

4.
Please, disclose in detail your viable plan to overcome the Company’s financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the treat to the continuation of the business during the twelve month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both management’s plan of operations and the notes to the financial statements. See Section 607.02 of financial reporting codification.

MANAGEMENT RESPONSE

4.
To overcome the Company’s financial difficulties, the Company is activity seeking investors in future projects. As disclosed in Note 5 to the financial statements in the most recent 10-KSB filing for the year ended December 31, 2005, the Company has plans to sell additional options and/or lots on its Kingman, Arizona project in efforts to raise working capital. As disclosed in the 10-QSB filing for the quarter ended March 31, 2006, the Company did in fact sell 100 lots of its Kingman, Arizona project. The Company also achieved two profitable quarters as of June 30, 2006, as seen in the most recent 10-QSB filings for 2006.

Note 4 - Business Developments

SEC COMMENT

5.
With respect to the merger with Capitol Group Holdings, Corp., please explain to us the basis for the value assigned to the assets “acquired” and liabilities “assumed” and refer us to the accounting literature that supports this accounting treatment.

MANAGEMENT RESPONSE

5.
The valuation of the land purchased in the initial 10-KSB filing for December 31, 2003, was incorrectly stated at $1,800,000 per the literature in Staff Accounting Bulletin No. 48, Transfers of Nonmonetary Assets by Promoters or Shareholders (“SAB 48”). SAB 48 states the following:

…transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferor’s historical cost basis determined under GAAP.

The staff will not always require that predecessor cost be used to value nonmonetary assets received from an enterprise’s promoters or shareholders. However, deviations from this policy have been rare applying generally to situations where the fair value of either the stock issued or assets acquired is objectively measurable and the transferor’s stock ownership following the transaction was not so significant that the transferor had retained a substantial indirect interest in the assets as a result of stock ownership in the company.

Estimating the fair value of the common stock issued, however, is not appropriate when the stock is closely held and/or seldom or ever traded.

The land held for development was marked up to fair value when in reality it should have just transferred over at its cost due to the related party relationship between Valle Vista Development (original purchasing party) and Capitol Group Holdings, Corp.

Effective June 30, 2003, the Company merged with Capitol Group Holdings, Corp, under a Plan and Agreement of Triangular Merger between Global Links Corp. (“the Company”), Global Links Capital Group, Inc. and Capitol Group Holdings Corp., a Nevada corporation. After the merger, Capitol would become a wholly-owned subsidiary of the Company and Global Capital would cease to be a business entity. Consideration for the business acquisition resulted in the stockholders of Capitol receiving shares of the common stock and shares of the Series B preferred stock of the Company in exchange for all of their shares of the common stock of Capitol and the preferred stock of Capitol. At the date of the transaction, Global Capital had no transactions and was a shell company. At the date of the merger, the Company was a development stage entity not conducting business.

Under SFAS No. 141, Business Combinations, this event is accounted for retroactively as a public shell merger with a capital restructuring, with Capitol Group Holdings, Corp. as the surviving business entity. The accounting for the merger is identical to that resulting from a reverse merger, except no goodwill or other intangible assets are recorded. For accounting purposes, Capitol Group Holdings, Corp., has been treated as the accounting acquirer. In accordance with the merger document, the name of the Company remained Global Links Corp.

The historical financial statements are those of Capitol Group Holdings, Corp. In accordance with SFAS No. 141, Business Combinations, the purchase method of accounting was used for this event. The basis of accounting for the assets acquired and liabilities assumed was fair value and the operating results were included with those of the Company:

•	Land held for development was valued at fair market value and an appraisal was performed in connection with our 2004 and 2005 audits to ensure that there was no impairment of the asset.
•	Mortgage Debt assumed was valued at the current value at the date of transfer.
•	Property Taxes Payable (on land held for development) was an estimate on the current property taxes owed at the date of the transfer.

Please note that this disclosure was updated in the 10-KSB for the year ended December 31, 2005, to include a more detailed breakout of the value of land held for development calculation (See Note 6 to the financial statements in the most recent 10-KSB filing for the year ended December 31, 2005).

SEC COMMENT

6.
We note your disclosure of the gain on sale of Global Links Card Services for approximately $433,908. In addition, you disclose that you received cash proceeds of $35,000 and the purchaser assumed a liability of $292,837. Please reconcile the recognized gain to the amounts disclosed in your financial statements including a description of the remaining portion of the gain that is not disclosed.

MANAGEMENT RESPONSE

6.
This disclosure was updated in the 10-KSB for the year ended December 31, 2005 to include a more detailed description of the calculation of the gain on the sale of subsidiary (See Note 6 to the financial statements in the 10-KSB for the year ended December 31, 2005). The disclosure reads as follows:

Sale of Subsidiary

The Company's subsidiary, Global Links Card Services, has been in the business of providing services to various entities desiring stored value cards and related products. The Company determined to withdraw from this business and in December 2004, the Company sold its wholly-owned subsidiary, Global Links Card Services to an unrelated third party for the sum of $35,000, and the assumption of the Company's payable to the subsidiary of $292,837. The Company recognized a gain on the sale of $433,908. In 2004, through the sale of the subsidiary effective December 24, 2004, the subsidiary recorded pretax loss from operations of $150,868, and in the year ended December 31, 2003 the subsidiary recorded pretax income from operations of $34,797.

The following is the calculation of gain on sale of subsidiary as of December 31, 2004:

Proceeds from sale of subsidiary	$35,000
Assumption of Company’s payable to the subsidiary	$292,837
Accumulated net loss from subsidiary *	$116,701
Gain on sale of subsidiary	$433,908

* Presented on the Consolidated Statement of Operations as Discontinued Operations

Item 8 Changes in and Disagreements with Accountants

SEC COMMENT

7.
We note that you previously received a comment letter from Louise Dorsey, dated February 2, 2005, regarding your use of an accountant that was not registered with the PCAOB. As previously requested, please amend your 2004 10-QSB’s to label the columns of the financial statements as “Not Reviewed”. Please have your new registered accountant re-review the interim financial statements in your March 31, June 30 and September 30, 2004 Forms 10-QSB and amend these reports once the reviews are completed to delete reference to the financial statements as “Not Reviewed”. Alternatively, file review reports issued by your new registered accountant in the amended Forms 10-QSB.

MANAGEMENT RESPONSE

6.	Amended 10-QSB’s for 2004 reviewed by our registered accountant to follow this response shortly.

Item 8a Controls and Procedures

SEC COMMENT

8.	We note your evaluation of your disclosure controls and procedures is for the year 2003. Please revise to disclose your evaluation of your disclosure controls and procedure relating to 2004.

MANAGEMENT RESPONSE

8.
Management noted that is was merely a typo in the 10-KSB and should have read 2004. The most recent 10-KSB filing for the year ended December 31, 2005 has the appropriate date for the evaluation of disclosure controls and procedures.

Should you have any additional comments or questions, please do not hesitate to contact me at (702) 436-7007 or at the address below.

Sincerely,

Frank J Dobrucki
President/CEO
Global Links Corp.
3571 E Sunset Road
Las Vegas. NV 89120
(702) 436-7007 Phone
(702) 436-7008 Fax
E-mail: fdobrucki@globallinkscorp.com
Website: www.globallinkscorp.com